

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio  45202

  **Re:**   **USA Synthetic Fuel Corporation**
       **Form 10-12G**
       **Filed July 29, 2010**
       **File No. 000-54044**

Dear Dr. Vick:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Registration Statement Cover Page

2. We note that you refer to the number of shares of common stock you plan to register. Considering you are registering the entire class of common stock, you need not indicate the number currently outstanding. Please revise to remove this reference.

Our Company, page 3

3. Please revise your registration statement to clarify certain of the references you make in the context of describing your business. For example, your references on pages 3 and 9 to "low-value, solid hydrocarbon feed sources" and "higher value, environmentally cleaner energy sources" are unclear because you do not explain the manner in which you are ascribing value to these sources. We note the following similar references:

- pages 5 and 13, where you refer to "environmentally superior fuels;"

- pages 4 and 9 where you refer to "ultra-clean" Fisher Tropsch liquids and Btu conversion business; and

- page 3 and 11 where you refer to your "integrated" business strategy.

4. You state here and on page 9 that you believe you "are a leading gasification and alternative energy company in the United States." Considering you have conducted limited operations and have no prospect for revenues for at least 24-36 months, the basis for this belief is unclear. Please revise to remove this statement or tell us the basis for your belief. We note the following similar statements that require substantiation:

- "[You] were among the first in the gasification and energy industries to advocate for, commit to, and design for virtually 100 percent carbon capture and storage of carbon dioxide at [y]our facilities," on pages 3 and 9 and yet you are still constructing your gasification facilities with no assurance that you will be able to capture and store such carbon dioxide, as you acknowledge on page 23;

- "The Lima Energy Project represents one of the earliest projects to receive the permits necessary to begin construction work on a gasification facility," on page 5;

- "…the Wabash River facility which has been called the cleanest coal-based power plant in the world by the Unites Stated Department of Energy," on page 9;

- "We believe we will lead the way toward energy independence for the United States…," page 10;

- "…completion of these two projects as designed…would give us the largest gasification capacity in the United States…," page 22; and

- "…we believe that our Cleantech Energy Project and…larger project in Lima, Ohio, will be two of the only projects in the United States to focus on large scale SG-derived products…," page 22.

5. We note several statements in your registration statement that appear to be inconsistent or premature given the stage of your operations. For example, you state on pages 3 and 9 that "[t]he Company will leverage its existing intellectual property…," and yet on page 32 you state that you are dependent upon third parties for certain intellectual property. Please revise to remove the inconsistencies. We note the following additional examples:

- "The Company expects to secure profitable off-take agreements and to operate its projects such that its product sales will produce attractive returns and cash flows, thereby creating shareholder value," on pages 3 and 9, yet you state on pages 24 and 47 that there is no assurance that you will be profitable or be able to enter into long-term off-take agreements on terms that will be satisfactory to you.

- "We expect to commence commercial operation of Gas 1 within the next four years…," on pages 3, 10 and 19, yet on page 45 you state that you anticipate it will be a minimum of 24 to 37 months until the first phase is constructed and operational;

- "We have an *advanced* portfolio of gasification and synthetic natural gas production projects" (emphasis added), on pages 5 and 22;

- "…our portfolio of active development projects," on page 9, considering you have only one project actively under development at the moment; and

- "The Lima Energy Project was fully permitted…," page 10 when you state elsewhere, such as on page 28, that you are awaiting permit modifications before you can proceed with construction.

6.  You state here that your two projects are being developed to provide up to 36.6 million BOE of synthetic natural gas annually, as well as up to 516 megawatts of "green electric" power. And on page 10 you indicate that the two projects will produce a combined 229 BCF per year of synthetic natural gas. On pages 22 and 29, however, you state that the synthetic gas output of your projects would equal approximately 72 million BOE per year, with the Lima Energy project providing 33 million BOE and the Cleantech Energy project providing 39 million BOE annually. And on page 25, you present the production of synthetic natural gas at the Lima Energy Project Gas 1 gasifier on a per day per SCF, rather than annual BCF, basis. Please revise your disclosure on pages 22, 25 and 29 to make your statements consistent with the statements you make elsewhere as to your expected portfolio output and utilize one conversion methodology with respect to measurements using BOE and BCF or tell us why you believe the multiple presentations are appropriate.

7.  We note that you entered into an agreement in June 2010 to acquire from Global Energy, Inc., a related party, all of the outstanding stock of Lima Energy Company ("Lima"). Please address the following items:

- Tell us if you intend to account for this acquisition as a reorganization of entities under common control. In doing so, tell us if you recorded the acquisition at fair value, historical cost, the exchange price, or a combination of methods. Cite the authoritative accounting guidance you used in determining your treatment.

- Tell us if you plan to file audited Lima financial statements under Rule 8-04 of Regulation S-X and related pro forma financial statements under Article 11 of Regulation S-X. If so, please tell us when you intend to file these financial statements.

- We note that Global Energy will retain a 50% ownership interest in Gas 1, the first phase of the Lima Energy Project. Please tell us and disclose what this ownership interest represents. For example, please clarify if the ownership entails an equity interest or rights to certain future profits.

8. We note that you entered into an agreement during June 2010 to issue preferred stock valued at $714 million to Interfuel E&P Ltd. in exchange for the use of 1.02 billion Barrels of Oil Equivalent of solid hydrocarbons. Please address the following items related to this transaction:

    - Considering your net book value as of March 31, 2010 was ($233,351), please tell us in sufficient detail how you determined the $714 million fair value of your preferred stock. If this amount represents the estimated fair value of the hydrocarbon asset received, please tell us how you determined the $0.70 BOE unit fair value.

    - We note your disclosures on page F-13 that Cleantech will redeem certain preferred shares provided there is net income in a given year. Please clarify if this and/or other provisions require the preferred stock to be classified outside of permanent equity pursuant to Rule 5.02-27 of Regulation S-X.

    - Tell us whether or not you have the right to sell or transfer the hydrocarbon asset to third parties.

The Technologies, page 4

9. We refer you to the first sentence in this section, where you appear to be referring to types of technologies and processes, such as gasification and Integrated Gasification Combined Cycle Production and the end-result of such technologies or processes, such as synthetic natural gas and Fisher Tropsch liquids. Please revise your first sentence here and your disclosure on page 12 to make that clear or tell us why you believe the existing statement is accurate.

10. You use the terms "feedstock" and "solid hydrocarbons" interchangeably throughout your disclosure. Considering the term "feedstock" is not explained until page 16, please briefly disclose that solid hydrocarbons, among other options, is a form of fuel or feedstock that you may utilize in the gasification process in order to produce synthetic gas.

11. We note your references here and on pages 11-14 to various beliefs held by you regarding the industry, statistical information, such as your statement that "world gasification capacity has grown to 56,238 megawatt thermal of synthetic gas output" and third party reports, such as those you refer to from the Department of Energy, International Energy Outlook, New York Mercantile Exchange, United States Energy Information Administration, among various others.  Please provide the basis for your beliefs and statistics, including copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus.  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.

Our Markets, page 4

12. Clarify here and on page 11 that your intent to produce hydrogen is, like your intent with respect to Fisher Tropsch liquids, a prospective endeavor or revise your disclosure elsewhere to clarify which of your contemplated projects will be producing hydrogen.   In this regard, we note only one mention on page 25 of your intention to produce 6 million SCG per day of hydrogen at the Lima Energy Project, whereas elsewhere you make no mention of this output.

Explanatory Note, page 7

13. You indicate here that your Board of Directors determined to "re-register under the Exchange Act of 1934."  Your reference to "re-register" is unclear considering, as you indicate on the same page, BGST filed a Form 15-12G to voluntarily de-register its common stock and terminate its reporting obligations. Please simply state that you are registering your common stock under the Exchange Act of 1934 or tell us what the significance is of "re-registering" your common stock.

14. We note that your website states "the NASDAQ has reserved the symbol USAF for the company when it is listed on that exchange."  Your registration statement discloses that "[you] can give no assurances that such application will be approved."  Please bring your website into conformity with the disclosure in your registration statement.

Special note regarding forward-looking statements, page 8

15. Section 27A(a)(1) of the Securities Act of 1933 and Section 21E(a)(1) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by issuers that, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act. Therefore, the Litigation Reform Act's safe harbor does not apply to statements made in your registration statement. Please delete any references to the safe harbor.

16. We note your disclaimer on page 8 of "any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements" contained in your registration statement. In light of your continuing disclosure obligations upon the effectiveness of this registration statement, please clarify this disclaimer.

Registration Statement, page 8

17. We note your claim on page 8 of this registration statement that "this registration statement will automatically become effective upon filing." Please modify this language to state that the registration statement will automatically become effective 60 days after filing.

Item 1. Business, page 9

18. In accordance with Item 101(h)(xii) of Regulation S-K, please identify the number of persons employed by USASFC.

Our Company, page 9

19. We note your indication here that your products will be cost-competitive. Please explain why your products will be cost-competitive and in relation to what other products or provide a cross-reference to your discussion on page 13.

20. Elaborate upon your reference to "Enhanced Oil Recovery" operations to explain what these are and their significance to you. You briefly mention the "incremental oil  revenue economics" associated with EOR on page 14, however, please provide additional information.

21. Please tell us what agreement or arrangement, if any, you have entered into with Carbon Management Technologies, LLC with respect to the carbon capture and storage technology you intend to utilize.

22. You indicate here that successful financing of Gas 1 and CCGT will enable you to "resume field work" on Gas 1 and CCGT and facilitate financing for Gas 2. Elaborate upon what additional steps are involved in conducting "field work." Clarify the amount of financing you will need both prior to and during your field work; please also clearly state whether the amount you reference throughout the registration statement of $497 million is intended to encompass the entire amount necessary to finance the completion of Gas 1 or if that amount will only finance the project up to the point of additional field work.

23. Here and on page 20, where you refer to your "longer term projects," please clarify, if true, that you have no such projects underway at this time or revise to discuss them.

Gasification, SNG, Fisher Tropsch liquids and IGCC Production Technologies, page 12

24. Explain why and what you mean when you state that the technologies you intend to utilize are "proven" and "well-established." Considering you provide examples of only 2 IGCC production plants and one gasification facility operating in the United States, the use of these terms seems inappropriate.

The Gasification Process, page 15

25. Please revise your disclosure to clarify which type of gasifier you intend to use at your proposed projects. You state that you intend to use "slagging gasification technologies" at the bottom of page 15, however, it's unclear if "slagging gasification technologies" are the same as fixed bed gasifiers or entrained flow gasifiers or both. In this regard, we note that at the top of page 16, under "Feedstock," you state that you intend to use both types of gasifiers while on page 23 you state that you intend to use the entrained flow gasifier at the Lima Energy Project and a "dry-feed" gasification technology, which you have yet to discuss, at the Cleantech Energy Project. Please clarify your disclosures.

26. Clarify, if true, that synthetic aggregate is the same as the vitrified frit or glass-like material that you refer to in the previous sentence.

Feedstock, page 16

27. We note your indication here that you will build plants which will use technology appropriate to the type of feedstock expected to be available to you in the long term at a particular location. And yet in the following sentence you state that you will be able to "efficiently switch among different types of feedstock as necessary." Please revise to clarify as these statements seem inconsistent.

Feedstock handling and storage, page 16

28. Explain how you intend to manage the feedstock handling process at both the Lima and Cleantech Energy Projects.

Gas clean-up, page 16

29. Please explain what the New Source Performance Standard is and how it is applicable to you.

30. Your statement here and on page 37 that "CO2 is not presently regulated by the United States government" seems inconsistent with your statements on page 29 where you discuss the environmental regulations that are applicable to you. Please revise or advise.

Conversion process and products, page 17

31. In the context of your discussion of the products generated from the gasification process, and elsewhere in your registration statement, please discuss which products you intend to produce and explain why or direct readers to your explanation under "Expand our commercial product offerings over time…."

Our Business Strategy, page 19

Competitive Strengths, page 21

32. Throughout your registration statement you refer to your operating experience as one of your competitive strengths. In doing so, please make it clear that you are referring to your parent company's operating experience, as opposed to yours, considering you have been in existence for less than a year. Please also tell us why it is appropriate for you to disclose this as a competitive strength when, on page 36, you also disclose it as a risk where you state that you have "a limited history of operations."

33. Also, please explain whether GEI and its management and technical staff will continue to pursue gasification and other related projects on their own that might compete with you and, if so, why they determined to form you as a separate entity in the first place. As a related matter, please explain why they determined to retain a 50% interest in the Gas I Lima Energy Project.

34. As a related matter, we note that the Westfield and Wabash plants, which you do not own, are presented on your website with equal prominence to the Lima Energy Project. We further note that all three are listed under a single heading titled "Operations." Please modify your website to clearly separate the projects you own from the projects in which your management has participated at other companies.

Project Descriptions, page 24

35. Please file the agreement GEI has with Oxbow Carbon & Minerals LLC as an exhibit to your registration statement.

Lima Energy Project, page 24

36. Please revise to provide additional disclosure regarding the exact status of construction of the Gas I gasifier and clarify whether you need 1) additional financing before you can proceed, 2) for the purchase of the land from the City of Lima to be finalized, 3) for the permit modification to be received from OEPA, or all of the above. In this regard, we note your disclosure on page 35 that GEC has guaranteed that commercial operation will occur by the "guaranteed commercial completion date," however, you have not disclosed what that date is.

37. Please explain when and how you will make the decision to elect to implement CCGT or Phase 3 earlier than planned.

38. Explain what the ramifications are, if any, if you are not able to capture any post-combustion $CO_2$ at the Lima Energy Project.

39. Where you discuss the "Projected cost" of the Lima Energy Project, explain what the balance of the $497 million will be used for, if $231.5 million, plus a $25 million reserve, will be allocated to the main EPC contractor services. In this regard, disclose the costs of the 1) license agreement you have entered into with ConocoPhillips, 2) the fuel management and supply agreement you have entered into with Oxbow Carbon and Minerals and 3) the pre-combustion $CO_2$ management and EOR solutions agreement you have entered into with CMT and whether any of these costs have been included in the $497 million you disclose.

40. Where you discuss the "Financing" of the Lima Energy Project, please update to advise readers of the status of your efforts to obtain financing, with a view to disclosing whether you will be able to meet the deadline of September 30, 2010 contained in the SNG purchase and sale agreement you entered into with P&G and, if not, what the ramifications are of not meeting that deadline. Please also discuss your intent to seek financing of $400 million through the private placement of bonds issued by OAQDA, which you mention on page 46.

Cleantech Energy Project, page 29

41. Here and throughout your registration statement where you describe the Cleantech Energy Project, you state that you have acquired solid hydrocarbons from Interfuel E&P Ltd. and that this asset "is supported by an equivalent energy asset located adjacent to the Cleantech Energy Project." Your reference to "supported" is unclear and the significance of an adjacent "equivalent asset," is also unclear considering you do not explain what the equivalent asset is or whether you own or have access to it. Please also disclose the content of the solid hydrocarbon asset you acquired with a view to understanding the nature of the feedstock you have in your possession.

42. Explain what you mean when you refer to a "GGU" facility. Please also revise to provide additional details regarding the status of this project. For example, explain whether you have procured the land for this project, as your disclosure appears to exclusively discuss your procurement of feedstock for the project, as well as the "adjacent asset," but gives little indication as to the status of this project and your expected timetables for completion of each step of the project.

43. Here and on page 20, please explain why future delivery of the solid hydrocarbon asset is uncertain, considering you state that construction "will depend, in part, upon future delivery of the solid hydrocarbon energy asset." It is unclear why delivery is uncertain if you already own the asset and why similar delivery concerns have not been disclosed in connection with the Lima Energy Project.

Regulation and Environmental Matters, page 29

44. Please ensure that you have clearly disclosed how the various regulations you discuss here are applicable to you, if at all. As an example only, you discuss the Clean Air Interstate Rule, however, you do not discuss its applicability, if any, to your proposed operations. See Item 101(h)(4)(ix) of Regulation S-K.

45. Please also confirm that you have disclosed any regulations that may be applicable to you as enforced by the state of Wyoming, considering you plan to operate there as well as in Ohio.

Technology and Intellectual Property, page 32

46. Your indication that you do not depend upon any particular technology or license to operate your business seems inaccurate considering you state in this section how you have entered into licensing agreements with certain third parties in order to utilize their technologies in your business. Please revise or advise.

47. Please also explain the "Global Energy System™ technology" you plan to utilize, according to your web-site.

Item 1A. Risk Factors, page 33

48. On page 36 under "Our projects use specialized technology and equipment…" you state that you "have not completed (or, in certain cases, significantly begun) the design and engineering work for the projects currently in development. Please revise your disclosure under "Project Descriptions" to make it clear which of your projects requires additional design and engineering work and who will perform these tasks.

Item 2. Financial Information, page 42.

49. We note your disclosure on page 44 of your registration statement, that as of March 31, 2010, you had a deficit in stockholder's equity of $233,351. We further note your disclosure on page F-32 of your registration statement, that as of March 31, 2010, you had a "deficit accumulated during the development stage" of $667,059. Please reconcile these disclosures.

50. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Future Capital Requirements, page 46

51. Please revise to elaborate upon your "capital contribution deadlines."

52. Please also revise to quantify the amount of additional capital you will require to fund your operations for the next 12 months, outside of the project costs you disclose below.

53. Elaborate upon the status and terms of the $400 million in bonds to be issued by OAQDA in a private placement, with a view to disclosing whether you will be able to meet the deadline of September 30, 2010 contained in the SNG purchase and sale agreement you entered into with P&G and, if not, what the ramifications are of not meeting that deadline.

54. Here and elsewhere, where you discuss your intent to seek additional equity for purposes of financing your projects, please revise to acknowledge the obligation you have to issue additional shares to certain shareholders pursuant to the terms of the Exchange Agreement, which you discuss on page F-11.

Item 3. Properties, page 48

55. We note your disclosure on page 49 of the registration statement of an agreement executed by Lima Energy and the City of Lima on June 9, 2008.  We further note that although this agreement has expired, a new agreement has been drafted for signature.  If material, please include the new agreement as an exhibit to your registration statement.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 49

56. Please disclose the actual date applicable to the table disclosing security ownership of certain beneficial owners and management.  Please also disclose the total number of shares of common stock outstanding as of the same date.

57. Please explain Mr. Grave's relationship to the Belcaro Group.

Item 5.  Directors and Executive Officers, page 50

58. Please clarify whether you intend for Mr. Graves to continue to serve as Chairman of the Board, considering your discussion of his biographical information indicates that he "served as Chairman until July 2010."

59. Please extend the disclosure of director or executive involvement in certain legal matters on page 52 from five years to ten years in accordance with Item 401(f) of Regulation S-K.

Item 6.  Executive and Director Compensation page 54

Compensation Discussion and Analysis, page 54

60. We note your indication that your named executive officers are currently serving the Company pursuant to "informal engagement arrangements."  Please revise to briefly summarize the terms of those engagements pursuant to Item 402(o) of Regulation S-K.

Summary Compensation Table, page 55

61. We note the footnote disclosure to the table indicating the annualized salary of each of your named executive officers.  Please revise the footnotes to clarify that these compensation arrangements did not take effect until after December 31, 2009 or revise the table to include those amounts.

Director Compensation, page 55

62. We note your disclosure of director compensation on page 55 of your registration statement.  Please provide this information in a tabular format in accordance with Item 401(r) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions…, page 56

63. We note your indication that you have no related party transactions, however, it appears that you should provide disclosure regarding the agreement you entered into with your parent to acquire Lima Energy Company.  Please revise or tell us why you believe disclosure is not appropriate.

Item 10.  Recent Sales of Unregistered Securities, page 57

64. We note your indication that the 3 year period of disclosure is tied to the end of the fiscal year.  In fact, Item 701 of Regulation S-K requires disclosure for the past 3 years, without regard to the fiscal year end.  We note the additional issuances of securities you have made as disclosed on page F-13.

65. We note your disclosure of the issuance of two "Series A Super Voting Preferred" shares to Pegasus Funds LLC "in connection with services and a cash contribution" made by Pegasus Funds LLC.  In accordance with Item 701(c) of Regulation S-K, please disclose the aggregate amount of services and cash given as well as the nature of the services given as consideration for the shares.  Additionally, in accordance with Item 701(f) of Regulation S-K, please disclose the use of the cash contributed.

Exhibit Index

66. A review of the exhibits you have filed indicates that you plan to seek confidential treatment of certain of the terms contained in some of your exhibits, however, we have not received any application for confidential treatment from you.  Please file an application for confidential treatment, pursuant to Exchange Act Rule 24b-2. Please also revise your exhibit index to identify those exhibits from which portions have been omitted pursuant to a request for confidential treatment.  See Staff Legal Bulletin No. 1, Section II.D.5 (February 28, 1997).

Report of Independent Registered Accounting Firm, page F-2

67. Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the "standards," rather than the "auditing standards," of the Public Company Accounting Oversight Board (PCAOB).  Your auditor may not modify this language.  See Commission Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003 for guidance.

Note 7 – Subsequent Events, page F-12

68. We note that you issued warrants to a consulting firm.  Please tell us and disclose how you account for equity instruments issued to other than employees.  In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense.  Please demonstrate how your accounting policies are in accordance with FASB ASC 505-50.  In regards to the warrants, please tell us how you determined it was appropriate to immediately expense them rather than recognize them over the six month contract period.

69. We note that you have classified accrued salaries payable in common stock as liabilities at March 31, 2010.  Considering the salaries contractually will not be paid in cash, please tell us why you believe your obligations to pay employees in shares should be classified as liabilities.  If you believe your prior presentation was incorrect, please revise your financial statements accordingly.  Please also tell us how you determined the $66,784 amount due.  In doing so, specify if the consideration under these employment agreements is based on a fixed number of shares or on a variable number of shares that total a fixed dollar amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald E. Alper, Staff Attorney, at 202-551-3329, Mara L. Ransom, Legal Branch Chief, at 202-551-3264, or me, at 202-551-3720, if you have any other questions.

Sincerely,


H. Christopher Owings
Assistant Director